# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

# FORM 8-K
# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 5, 2011

# NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

| **Delaware** | **0-18550** | **61-1146077** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification No.) |

**10172 Linn Station Road**
**Louisville, Kentucky 40223**
(Address of principal executive offices)

**(502) 426-4800**
(Registrant's telephone number, including area code)

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 8.01.  Other Events.

Effective April 5, 2011, Orlando Lake Forest Joint Venture (a Florida joint venture in which NTS Mortgage Income Fund (the "Fund") owns a 50% interest) ("Joint Venture") entered into a Mutual Release and Settlement Agreement (the "Settlement Agreement") in the lawsuit captioned, *Lake Forest Master Community Association, Inc. v. Orlando Lake Forest Joint Venture, et. al.*  The Settlement Agreement provides the Joint Venture with a full and complete release for all claims related to the construction of the Joint Venture's Lake Forest, Florida property.  Neither the Joint Venture, nor any other defendants or subcontractors admitted any liability in connection with allegations of the lawsuit.

Insurance carriers for the Joint Venture, various subcontractors involved in the construction of Lake Forest and their insurance carriers, agreed to contribute One Million Four Hundred Seventy Five Thousand Dollars and No Cents ($1,475,000) in the settlement of the lawsuit.  The Joint Venture agreed to convey Lot 687 in Section 15 of Lake Forest to the Lake Forest Master Community Association ("HOA") in exchange for the sum of One Hundred Twenty Five Thousand Dollars and No Cents ($125,000).  The Joint Venture, also agreed to waive its rights to the recovery of attorneys' fees and costs to which it may have been entitled to under Florida Statutes, Chapter 720.

## Item 9.01.  Financial Statements and Exhibits.

(a)  Financial Statements of Businesses Acquired: N/A
(b)  Pro Forma Financial Information: N/A
(c)  Shell Company Transactions: N/A
(d)  Exhibits:
      10.1    Settlement Agreement

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**NTS MORTGAGE INCOME FUND,**
a Delaware corporation



By:

Name:     Gregory A. Wells

Title:      Secretary/Treasurer/Chief Financial Officer

Date:     April 6, 2011

# MUTUAL RELEASE AND SETTLEMENT AGREEMENT

THIS MUTUAL RELEASE AND SETTLEMENT AGREEMENT (the "Agreement"), effective as of the date last signed by the "Parties" identified below, is entered into by and between **LAKE FOREST MASTER COMMUNITY ASSOCIATION, INC.** ("Association"); **ORLANDO LAKE FOREST JOINT VENTURE, a Florida Joint Venture ("OLFJV"); ORLANDO LAKE FOREST, INC., a Florida corporation ("OLF"); NTS MORTGAGE INCOME FUND, a Delaware corporation ("NTSMIF"); OLF II CORPORATION, a Florida corporation ("OLFII"); and ORLANDO CAPITAL CORPORATION ("OCC")**(OLFJV, OLF, NTSMIF, OLFII, and OCC are sometimes collectively referred as the "OLFJV Entities"); and **AMICK CONSTRUCTION, INC.**, a Florida corporation ("Amick"); **ANDREYEV ENGINEERING, INC.**, a Florida corporation ("Andreyev"); **BBM CLEARING & GRADING CONTRACTORS, LLC**, a dissolved Florida limited liability company ("BBM"); **DE WITT EXCAVATING, INC.**, a Florida corporation ("DeWitt"); **DURA-STRESS, INC.**, a Florida corporation ("Dura-Stress"); **DYER, RIDDLE, MILLS AND PRECOURT, INC.**, a Florida corporation ("Dyer Riddle"); **HEWITT CONTRACTING COMPANY, INC.**, a Florida corporation ("Hewitt"); **HUBBARD CONSTRUCTION COMPANY, ("Hubbard")**, **JMHC, INC.**, a Florida corporation ("JMHC"); **MARTIN PAVING COMPANY n/k/a MARTIN DAYTONA CORPORATION**, a Florida corporation, **MARTIN COMPANIES OF DAYTONA, MARTIN DAYTONA CORPORTATION and MARTIN MASONRY** ("Martin"); **PROFESSIONAL SERVICE INDUSTRIES, INC., a Florida corporation** ("PSI"); **UNIVERSAL ENGINEERING SCIENCES, INC.**, a Florida corporation ("Universal"); and **YOVAISH ENGINEERING SCIENCES, INC.** a Florida Corporation ("Yovaish") (Amick, Andreyev, BBM, DeWitt, Dyer Riddle, Dura-Stress Hewitt, Hubbard, JMHC, Martin, PSI, Universal, and Yovaish are sometimes collectively referred to herein as "Third Party Defendants") (Association, OLFJV Entities and Third Party Defendants may be collectively referred to as the "Parties").

## WITNESSETH:

WHEREAS, between 1988 and 2005, OLFJV developed an approximate 732 residential lot subdivision, with a clubhouse and various other common areas divided into approximately 19 separate sections, in Seminole County, Florida known as "Lake Forest." OLFJV, either directly or though affiliates such as NTS Development Company and NTS Florida Construction Company, both of which are owned by NTS Corporation (NTS Development Company, NTS Florida Construction Company and NTS Corporation are sometimes collectively referred to as "NTS"), entered into certain subcontracts, agreements, and contracts with various entities, including but not limited to the Third Party Defendants, to design, develop, construct, consult, operate, and/or maintain, among other things, the premises, including the lots, infrastructure, streets, bridges, fencing or perimeter barriers, walls, landscaping, master drainage system, irrigation, lighting, pedestrian pathways, bicycle pathways, signage, clubhouse, entrance way, improvements and "Common Areas" (as such "Common Areas" are defined in the Declaration of Covenants, Conditions and Restrictions for Lake Forest, as recorded in Official Records Book 2060, Page 1390, in the Public Records of Seminole County, Florida), in any way related to the Lake Forest Subdivision (the "Project");

1

WHEREAS, OLFJV controlled the homeowner's association for Lake Forest from its inception until on or about September 13, 2005, when OLFJV turned over the control of the homeowners' association to Association ("Turnover"). Association contends that, prior to Turnover, OLFJV and the OLFJV Entities, designed, constructed, supervised, inspected, marketed, and approved for occupancy the buildings and improvements within Lake Forest, and operated the homeowner's association prior to transition of control to the non-developer owners. Association further contends that the OLFJV Entities made certain implied warranties, either expressly or by implication or by operation of law, which the OLFJV Entities disclaim and deny;

WHEREAS, during and subsequent to the Turnover, a dispute arose between Association and the OLFJV Entities that resulted in a series of Florida Statutes Chapter 558 demands from the Association dated June 1, 2007, June 26, 2007 and June 28, 2007, pursuant to which Association contended that numerous alleged defects in design and construction, as well as other alleged deficiencies, exist with regard to the Project. Association further alleged that the OLFJV Entities, among others, have caused Association to incur damages and will continue to be damaged in the form of engineering expenses, inspections, repairing and replacing defective and damaged materials, and resulting damages and cost of repairs throughout the Project, including but not limited to the Common Areas of Lake Forest, and that the OLFJV Entities constructed Lake Forest with defects and deficiencies in violation of the State Minimum Building Codes, as defined by Section 553.73, Florida Statutes, and other applicable and governing law;

WHEREAS, on or about June 29, 2007, Association filed suit against OLFJV Entities for alleged defects in the development, design, construction, operation and management of the Project arising out of or resulting from the development by OLFJV Entities in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida, Case No.: 07-CA-1867-16 ("2007 Litigation"), the alleged defects including but not being limited to the bridges, retention ponds, clubhouse, entrance roadway, other roadways, yard drains, storm inlets, berm system, electrical outlets, blocked weir, littoral zone around the lake, underdrains, fencing, parking lot lights, manholes, cracked stucco, and other hidden or latent defects with the Project. Association further asserted allegations against the OLFJV Entities that, while in control of the homeowner's association, OLFJV failed to property maintain the Project Common Areas;

WHEREAS, the OLFJV Entities moved for dismissal or abatement of the 2007 Litigation, and thereafter also filed a Counterclaim for relief against the Association under Section 720.305, Florida Statutes, alleging that Association failed to obtain the requisite approval of the lot owners in Lake Forest in order to appropriately file the 2007 Litigation as required under Section 720.303(1) and Section 720.306(7). As a result of a summary final judgment, an appeal, a non-jury trial after an appellate opinion that resulted in an Order Abating Action, an Order Lifting Abatement following another Association vote, and another summary judgment hearing on attorney's fee entitlement, the Court ultimately ruled in favor of the OLFJV Entities on the Florida Statute Chapter 720 issues, and determined on October 14, 2010 that the OLFJV Entities were entitled to recover their reasonable attorney's fees and taxable costs as prevailing parties on the Chapter 720 Issues (the "Chapter 720 Issues Counterclaim"). On June 21, 2010, the Court entered an Order Lifting Abatement, as a consequence of a June 15, 2010 Special Meeting at which HOA member approval of the commencement of the 2007 Litigation by Association members was obtained. The hearing on the amount of attorney's fees and costs which the OLFJV Entities were to receive from Association has not yet been held, but the abatement of the Association's claims in the 2007 Litigation was lifted on June 21, 2010. Association denies liability to the OLJFV Entities under the Chapter 720 Issues Counterclaim;

WHEREAS, on or about June 23, 2009, Orlando Lake Forest Joint Venture and Orlando Lake Forest, Inc. filed a separate contractual and common law indemnification action against, among others, the Third Party Defendants in case number Case No. 2009-CA-005241, in the Eighteenth Judicial Circuit in and for Seminole County, Florida ("2009 Litigation"). The Complaint in the 2009 Litigation alleged that, to the extent the Third Party Defendants caused, or contributed to, the damages that the Association or the OLFJV Entities suffered, the Third Party Defendants were liable to the OLFJV Entities. Association has not yet directly sued any of the Third Party Defendants, but this Agreement is also intended to settle any such unasserted claims;

WHEREAS, the OLFJV Entities deny liability or wrongdoing to the Association in the 2007 Litigation, Association denies liability or wrongdoing to the OLFJV Entities in the Chapter 720 Issues Counterclaim, and the Third Party Defendants deny liability or wrongdoing to the OLFJV Entities or to Association in the 2009 Litigation. The 2007 Litigation, the Chapter 720 Issues Counterclaim and the 2009 Litigation shall be referred to collectively as the "Litigation";

WHEREAS, the Parties attended a two day mediation conference on December 9-10, 2010, which was continued, and have now determined that it would be in their respective best interests to forever settle the Litigation between and among the Parties through this Agreement;

WHEREAS, the Parties desire to enter into this Agreement, which constitutes a full, complete, fair, final and binding resolution between and among them of any and all matters including all matters arising out of the Litigation; and

WHEREAS, the Parties deem the consideration provided as adequate and sufficient.

NOW THEREFORE, in consideration of the mutual releases, promises, and benefits contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.    **Recitals.** The Parties acknowledge that that the above and foregoing recitals which apply to each of them are true and correct and are essential terms of this Agreement which are incorporated herein by this reference, excepting only that no admission against interest or liability is intended or made by this adoption by reference.

2.    **Representations.** On behalf of themselves, each of the Parties hereby warrant, covenant, and represent to the other Parties that the full execution and delivery of this Agreement was duly authorized by all necessary corporate actions by that respective Party. Each of the Parties hereby further warrants, covenants and represents that the terms of this Agreement, and the contracts contemplated hereby, constitute valid and legally binding and enforceable obligations of that respective Party. No consent, approval, or other action by any entity, person, group of persons, or governmental authorities are required with the execution, delivery, and performance of this Agreement by the Parties. Prior to entering into this Agreement, the Parties caused their own investigation to be made regarding this Agreement. The Parties have entered into this Agreement based upon that investigation and have relied upon the advice of independent legal counsel. None of the Parties were induced to enter into this Agreement by any representations of the other

Parties other than those representations expressly set forth in this Agreement. Except as stated herein, the releases and covenants exchanged herein are executed without reliance upon any statement or representation of any of the Parties concerning the nature, merit, legal liability, or value of any claim or claims released herein, or any other matter.

3.   **Authority of Association**.  The Association brought the 2007 Litigation on its own behalf and on behalf of all members of the Association as a class action, consistent with Section 720.303(1), Florida Statutes, and Rule 1.220, Florida Rules of Civil Procedure. Consistent with the foregoing, the Association warrants and represents that the Association has the authority to settle in its name, both on behalf of the Association and on behalf of all Association members concerning matters of common interest to the members. The Association further represents that the Litigation and this Agreement concern matters of common interest to the members of the Association, and that the Association signatories below were duly authorized by the Board of Directors of the Association to enter into this Agreement, on behalf of the Association and its members.

4.   **Effective Date.**  The effective date of this Agreement shall be the date on which the last of the Parties to sign executes this Agreement.

5.   **Terms of Settlement.**  As full and final settlement of all claims asserted or capable of being asserted by Association in the 2007 Litigation and OLFJV Entities in the 2009 Litigation, on their own behalf or on behalf of OLFJV Entities' Released Parties (as defined below) and Association Released Parties (as defined below), which such parties have against the OLFJV Entities' Released Parties (as defined below) and Third Party Defendants' Released Parties (as defined below), respectively, as a result of or related to the Litigation described herein, the Parties agree to the following terms and conditions:

A.   OLFJV Entities and Third Party Defendants or their insurers, in their respective amounts as memorialized by written documentation between (i) each of the respective Third Party Defendants and OLFJV and (ii) the insurers for the OLFJV Entities and the OLFJV Entities themselves, shall collectively pay the total sum of One Million Four Hundred Seventy Five Thousand Dollars ($1,475,000.00) to Association (the "Settlement Sum"), in full satisfaction of any and all claims or causes of action that were brought or which could have been brought in the Litigation. The Third Party Defendants and insurers for the OLFJV Entities shall deliver their respective portions of the Settlement Sum in care of Lowndes Drosdick Trust Account, Taxpayer identification number 59-1276118, Attn: Todd Pittenger. The Lowndes Drosdick Law Firm shall hold the Settlement Sum in escrow until the respective settlement payments are received, after which the full amount of the Settlement Sum shall be delivered to Association c/o Taylor & Carls, P.A., 150 N. Westmonte Drive, Altamonte Springs, Florida 32714, (407) 660-1040 (Office), (407) 660-9422 (Facsimile). OLFJV Entities and the Third Party Defendants agree that payment of their respective portions of the Settlement Sum shall be made within 30 days of the Effective Date, and the Lowndes Drosdick Law Firm shall remit the Settlement Sum to Association immediately upon clearance of all funds. Executed counterparts of this Agreement shall be delivered by each signatory hereto to OLFJV Entities' counsel, Beth-Ann Schulman, Esquire, Law Office of Jeffrey G. Slater, 2420 Lakemont Drive, Suite

125, Orlando, Florida 32801, Facsimile 407-388-2975. A fully executed counterpart of the Agreement shall be circulated to all Parties as soon as it is available. Association agrees to accept this payment from OLFJV Entities and the Third Party Defendants as full and final settlement and satisfaction of the Association's claims against OLFJV and Third Party Defendants in the Litigation, and any Claims against OLFJV Entities (as defined below) or Claims against Third Party Defendants' Released Parties (as defined below) that were brought or which could have been brought by Association or Association Released Parties.

B.   As further consideration for this settlement, the OLFJV Entities agree to fully waive and release all rights to recover the OLFJV Entities' statutory damages, attorneys' fees (including appellate attorney's fees) and taxable costs from Association pursuant to, *inter alia*, the Court's October 14, 2009 Order, the Order of Abatement, and the Chapter 720 Issues Counterclaim. All Parties shall instead bear their own respective attorney's fees and costs in the Litigation; and

C.   As further consideration for this settlement, OLFJV and Association shall hold a closing for the sale of Lot 687, Section 15, Lake Forest Subdivision ("Lot 687") to Association no later than ten (10) business days after payment of the Settlement Sum has been made to Association pursuant to this Agreement. OLFJV represents that OLFJV owns Lot 687, free and clear of liens or mortgages. Association shall pay Orlando Lake Forest Joint Venture, One Hundred Twenty Five Thousand Dollars ($125,000.00) in consideration for the transfer of Lot 687, which shall be effectuated by delivery of a Quit-Claim Deed by OLFJV to Association. OLFJV shall deliver the Quit-Claim Deed to its counsel to hold in escrow until closing, but OLFJV is not itself required to attend. Association shall pay documentary stamp taxes, recording fees and any other closing costs. All ad valorem real property taxes shall be prorated as of the date of closing and shall be based upon the net tax bill for the 2010 tax year and such proration shall be final. All such ad valorem real property taxes for the years prior to the year of closing shall be paid by OLFJV, and all such ad valorem real property taxes for the year in which closing occurs and thereafter shall be paid by Association or its successors and/or assigns.

D.   As further consideration for this settlement, Association acknowledges and agrees that: (i) turnover (transition of Association from OLFJV control to individual lot owner control, and turnover of control of any and all Common Areas and Association property) was accomplished on or about September 13, 2005; and (ii) Association hereby acknowledges its prior acceptance of, and its prior assumption of responsibility for, all Common Areas and Association property, effective as of the September 13, 2005 turnover. Association covenants and agrees that any and all outstanding issues that have or could give rise to existing, potential or possible claims against the OLFJV Entities, any affiliates of the OLFJV Entities (including NTS), and Third Party Defendants are released as a consequence of the settlement effectuated by this Agreement, and thereby barred.

6.   **No Admission of Liability**. This Agreement resolves any and all disputes between the Parties arising from and/or in any way related to the Litigation. Each party hereto

expressly acknowledges and agrees this resolution is made for the purpose of avoiding the expense associated with litigating any issues related to the Litigation and that the Parties individually and collectively deny any wrongdoing. This Agreement shall be inadmissible as provided in Section 90.408, Florida Statutes, except to the extent necessary for any of the Parties to enforce it.

7. **Released Parties**. For the purpose of this Agreement, the term "Released Parties" for all purposes in this Agreement shall mean the Parties, and their respective partners, affiliates, successors, assigns, related entities, affiliated entities, parent entities, general contractors, contractors, subcontractors, engineers, architects, design professionals, agents, property managers, accountants, attorneys, insurers, and the stockholders, officers, directors, agents, employees, shareholders, salespersons, heirs, and successors in interest of the foregoing, and all pre and post-turnover developer appointed directors or officers of Associations' Board of Directors.

8. **Confidentiality.** From hereon forth, the Parties wish to keep this Agreement, each and every term herein and all conversations, negotiations and comments about all these matters private and confidential. Association OLFJV Entities and Third Party Defendants agree not to disclose to any third parties (other than Association's members, legal, accounting and management representatives of the Parties, and owners of lots in the Project who make a Chapter 720 request): (i) this Agreement; (ii) each and every term herein; (iii) all conversations, negotiations and comments regarding the Agreement or any provision therein; and (iv) the consideration received from the Third Party Defendants, the insurers for the OLFJV Entities and the OLFJV Entities themselves. The above confidentiality requirement shall not be required to the extent any of the Parties are required to disclose this Agreement to its/their lawyers and other advisors (with instructions not to disclose this Agreement to third parties) by a court order, a subpoena or other legal obligations including, without limitation, tax or securities reporting rules, or because any of the Parties has to enforce this Agreement in court, but only to the extent so required. The Association Board of Directors shall not disclose the terms of this Agreement or settlement to anyone other than Association's members, legal, accounting and management representatives, and shall request that its members and representatives preserve the confidentiality of this Agreement and settlement. Should any third party inquire of Association or any Released Party with respect to the status of this settlement and turnover, the response shall be limited to "The matter has been resolved."

9. **Covenant Not to Sue or Encourage Suit, Non-Disparagement**. In exchange for the consideration the Association has received, Association agrees not to make demand on, present any Claims against OLFJV Entities Released Parties and any Claims against Third Party Defendants' Released Parties or sue any of the Released Parties, or encourage anyone else to make demand on, present any Claims against or sue the Released Parties, for any other compensation, services, benefits or other matters, in addition to the consideration Association has received pursuant to this Agreement. The Association further specifically covenants and agrees that the Association shall be forever foreclosed and barred from representing the interest of any of the lot owners in Lake Forest, relative to the subject matter of the Litigation being settled by this Agreement. Association, OLFJV Entities and the Third Party Defendants further agree that at no time in the future will the Parties disparage or comment negatively about the other Parties, or

any of their affiliates, employees, policies or practices, that are, in any way, related to the subject matter of this Agreement or the Litigation being settled hereby.

10. **Dismissal of Litigation**. All pending and unasserted claims that were brought, or which could have been brought, by and between the Parties in the Litigation, including all claims for attorney's fees and costs, shall be dismissed with prejudice as a consequence of the settlement being effectuated by this Agreement. Appropriate Joint Stipulations and Motions for Dismissal with Prejudice are to be filed within ten (10) business days of payment of the Settlement Sum to Association, and Final Orders of Dismissal with Prejudice shall be entered without the necessity of a noticed hearing. The terms of the Joint Stipulation/Motions for Dismissal and Final Orders of Dismissal shall provide that each of the Parties shall bear their own attorney's fees and costs of action, and shall further reserve jurisdiction in the Court to enforce the terms of this Agreement.

11. **Other Rights Not Affected**. Notwithstanding the release portions of this Agreement, the following shall not be affected by and shall survive this Agreement: (i) the terms and provisions of the <u>Definitive Settlement Agreement in Follow-up to Mediation Concerning Amended Declaration for Lake Forest</u>, dated as of January 2008, by and between OLFJV and Association; (ii) the subject matter of <u>Lake Forest Master Community Association, Inc. vs. Orlando Lake Forest Joint Venture</u>, Seminole County Case No. 2010-CA-006652, which lawsuit relates only to Tract B of the Commercial Property within Lake Forest; (iii) the right of any of the Parties to enforce the terms and provision of this Agreement; and (iv) nothing contained herein shall be construed to affect Zurich North America's rights for subrogation at law and/or equity against CNA, in either Zurich North America or CNA's capacity as insurer for JMHC.

12. **Mutual Releases**

    12.1 **Release of OLFJV Entities by the Association and Third Party Defendants:** The Association and Third Party Defendants, on behalf of themselves and their respective parents, predecessors, successors, assigns, subsidiaries and other affiliated corporations, and all of its present and former directors, officers, agents, employees, attorneys, insurers, partners and representatives, hereby fully and forever, irrevocably and unconditionally release, remise, discharge, and acquit OLFJV Entities, NTS and their respective partners, their parents, successors, assigns, subsidiaries and affiliates, whether owned in whole or in part, and all of their present and former directors, officers, agents, (including without limitation architects, engineers, and design professionals) employees, attorneys, insurers, sureties and representatives (hereinafter collectively referred to as "OLFJV Entities' Released Parties") from any and all claims, demands, actions and causes of actions, lawsuits, defenses, judgments, claims for costs, attorney's fees, damages, losses and expenses of any kind or nature whatsoever in law or equity (collectively including, without limitation, the additional clauses below, hereinafter the "Claims against OLFJV Entities Released Parties"), whether known or unknown, direct or consequential, foreseen or unforeseen, matured or unmatured, developed or undeveloped, discoverable or undiscoverable, latent or patent, including without limitation those Claims against OLFJV Entities which could not have been discovered at the time this Agreement is executed, and including without limitation any Claims against OLFJV Entities based on or relating to any and all warranties, including implied warranties, express warranties, and statutory warranties, and including any and all Claims against OLFJV Entities relating to the operation of the Association during the time period when OLFJV was in control of the Association, and any Claims against OLFJV Entities relating to the relinquishment of control of the Association, and any and all Claims against OLFJV Entities based upon or related to misrepresentation or lack of disclosure by the OLFJV Parties regarding Association, and any and all administrative claims or complaints which were or could have been raised with regard to the Project, that the Association and Third Party Defendants have, may have or might claim to have against the OLFJV Entities' Released Parties arising out of or relating to OLFJV Entities design, inspection, development, construction and maintenance of the Project and to the monitoring of each of those activities relating to the Common Areas and Association Property in the Project as further described in the Association's Amended Complaint and OLFJV's Amended Complaint and the Litigation in the cases of *Lake Forest Master Homeowner's Association v. Orlando Lake Forest Joint Venture., et. al.;* in Case No.: 07-CA-1867-16 of the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida, and *Orlando Lake Forest Joint Venture, et. al. v. Amick Construction, Inc. et. al.* Case No.: 2009-CA-005241, in the Eighteenth Judicial Circuit in and for Seminole County, Florida, provided that this release does not extend to the obligations of OLFJV Entities, as set forth herein, provided for, or created by this Agreement.

12.2 **Release of Third Party Defendants by the Association and OLFJV Entities**: The Association and OLFJV Entities, on behalf of themselves, their members and their respective parents, predecessors, successors, assigns, subsidiaries and other affiliated corporations, and all of its present and former directors, officers, agents, employees, attorneys, insurers, partners and representatives, hereby fully and forever, irrevocably and unconditionally release, remise, discharge, and acquit Third Party Defendants and their partners, their respective parents, successors, assigns, subsidiaries and affiliates, whether owned in whole or in part, and all of their present and former directors, officers, agents, (including without limitation architects, engineers, and design professionals) employees, attorneys, insurers, sureties and representatives (hereinafter collectively referred to as "Third Party Defendants' Released Parties") from any and all claims, demands, actions and causes of actions, lawsuits, defenses, judgments, claims for costs, attorney's fees, damages, losses and expenses of any kind or nature whatsoever in law or equity (collectively including, without limitation, the additional clauses below, hereinafter the "Claims against Third Party Defendants' Released Parties"), whether known or unknown, direct or consequential, foreseen or unforeseen, matured or unmatured, developed or undeveloped, discoverable or undiscoverable, latent or patent, including without limitation those Claims Against Third Party Defendants' Released Parties which could not have been discovered at the time this Agreement is executed, and including without limitation any Claims against Third Party Defendants' Released Parties based on or relating to any and all warranties, including implied warranties, express warranties, and statutory warranties, and including any and all Claims against

Third Party Defendants' Released Parties relating to the operation of the Association during the time period when OLFJV was in control of the Association, and any Claims against Third Party Defendants' Released Parties relating to the relinquishment of control of the Association, and any and all Claims against Third Party Defendants' Released Parties based upon or related to misrepresentation or lack of disclosure by the Third Party Defendants' Released Parties, regarding Association, and any and all administrative claims or complaints which were or could have been raised with regard to the Project, whether known or unknown, direct or consequential, foreseen or unforeseen, matured or unmatured, developed or undeveloped, discoverable or undiscoverable, that the Association and OLFJV Entities have, may have or might claim to have against Third Party Defendants' Released Parties arising out of or relating to Third Party Defendants' Released Parties' design, inspection, development, construction and maintenance of the Project and to the monitoring of each of those activities relating to the Project as further described in the Association's Amended Complaint and OLFJV's Amended Complaint and the Litigation in the cases of *Lake Forest Master Homeowner's Association v. Orlando Lake Forest Joint Venture., et. al.,* Case No.: 07-CA-1867-16 in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida, and *Orlando Lake Forest Joint Venture, et. al. v. Amick Construction, Inc. et. al.,* Case No.: 2009-CA-005241, in the Eighteenth Judicial Circuit in and for Seminole County, Florida, provided that this release does not extend to the obligations of Third Party Defendants as set forth herein, provided for, or created by this Agreement.

**12.3** **Release of Association by OLFJV Entities and Third Party Defendants:** OLFJV Entities and Third Party Defendants, on behalf of themselves and their respective parents, predecessors, successors, assigns, subsidiaries and other affiliated corporations, and all of its present and former directors, officers, agents, employees, attorneys, insurers, partners and representatives, hereby fully and forever, irrevocably and unconditionally release, remise, discharge, and acquit Association and their partners, their respective parents, successors, assigns, subsidiaries and affiliates, whether owned in whole or in part, and all of their present and former directors, officers, agents, (including without limitation architects, engineers, and design professionals) employees, attorneys, insurers, sureties and representatives (hereinafter collectively referred to as "Association Released Parties") from any and all claims, demands, actions and causes of actions, lawsuits, defenses, judgments, claims for costs, attorney's fees, damages, losses and expenses of any kind or nature whatsoever in law or equity (collectively including, without limitation, the additional clauses below, hereinafter the "Claims against Association Released Parties"), whether known or unknown, direct or consequential, foreseen or unforeseen, matured or unmatured, developed or undeveloped, discoverable or undiscoverable, latent or patent, including without limitation those Claims Against Association Released Parties which could not have been discovered at the time this Agreement is executed, and including without limitation any Claims against Association Released Parties based on or relating to any and all warranties, including implied warranties, express warranties, and statutory warranties, and including any and all Claims against Association Released Parties relating to the operation of the Association during the time period when OLFJV was in control of the Association, and any Claims against Association Released Parties relating to the relinquishment of control of the Association, and any and all Claims against Association Released Parties based upon or related to misrepresentation or lack of disclosure by the OLFJV Entities or the Third Party Defendants regarding Association, and any and all administrative claims or complaints which were or could have been raised with regard to the Project, whether known or unknown, direct or consequential, foreseen or unforeseen, matured or unmatured, developed or undeveloped, discoverable or undiscoverable, that Third Party Defendants and OLFJV Entities have, may have or might claim to have against Association Released Parties' design, inspection, development, construction and maintenance of the Project and to the monitoring of each of those activities relating to the Project as further described in the Association's Amended Complaint and OLFJV's Amended Complaint and the Litigation in the cases of *Lake Forest Master Homeowner's Association v. Orlando Lake Forest Joint Venture., et. al.,* Case No.: 07-CA-1867-16 in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida, and *Orlando Lake Forest Joint Venture, et. al. v. Amick Construction, Inc. et. al.,* Case No.: 2009-CA-005241, in the Eighteenth Judicial Circuit in and for Seminole County, Florida, provided that this release does not extend to the obligations of Association, as set forth herein, provided for, or created by this Agreement.

13. **No Public or Third Party Rights.** Nothing in this Agreement creates or is intended to create any rights or causes of action in favor of the public or any third party and should not be relied upon by anyone except the signatory parties hereto.

14. **Counterpart Execution.** This Agreement may be executed in any number of counterparts, each of which shall be a duplicate original, but all of which taken together shall constitute one and the same instrument; any of the parties hereto may execute this Agreement by signing any such counterpart or counterparts. Facsimile copies shall be deemed originals for all purposes, including enforcement.

15. **Section Headings.** The section headings as used herein are for convenience of reference only and shall not be deemed to vary the content of this Agreement or the covenants, agreements or representations herein set forth, or limit the provisions or scope of any section herein.

16. **Modification.** No modification of this Agreement shall be valid or effective unless it is in writing and signed by all parties. This Agreement supercedes any and all prior oral and written agreements and understandings.

17. **Severability.** This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall

not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

18. **Successors and Assigns.** This Agreement shall be binding on the successors and assigns of each party.

19. **Choice of Law and Venue.** This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. The venue for any legal or administrative proceedings regarding this Mutual Release and Settlement Agreement shall be exclusively in Seminole County, Florida.

20. **Prevailing Party.** The prevailing party in any litigation arising out of this Agreement shall be entitled to recover its reasonable attorneys' fees and court costs, both at trial and through all appeals, from the non-prevailing party.

21. **No Waiver.** No delay or omission by either party to exercise any right under this Agreement shall impair any such right, nor shall it be construed to be a waiver thereof. No waiver of any single breach or default under this Agreement shall be deemed a waiver of any other breach or default. No waiver, consent, or approval under this Agreement shall be effective unless it is in writing. The parties represent and warrant that they own and have not assigned, sold or factored, in whole or in part, any claims, choses in action, or any other similar rights or interests related to those released herein.

22. **Fully Read and Understood.** Each of the Parties hereby declares that the terms of this Agreement have been completely read, fully understood and voluntarily accepted by them, that they have had an opportunity to review the terms hereof with their respective legal, financial and tax advisors, that they have been provided the opportunity to review such information as they deem necessary, that they, together with their advisors, have made the decision to enter into this Agreement in reliance upon their own (or their advisors') review, independent investigation and inquiry.

23. **Cooperation.** The Parties will sign and deliver to the other Parties such further instruments, contracts, forms and other documents and will perform such further acts as may be necessary or desirable to carry out, complete and perform all the parties' covenants and obligations pursuant to this Agreement.

24. **Entire Agreement.** This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, both oral and written, between the parties with respect thereto.

25. **Joint Drafting.** The Parties acknowledge that this Agreement is a product of joint drafting efforts and shall not be construed against any one Party as the drafter.

Wherefore, the Parties hereto have caused this Agreement to be executed in their names by their respective duly authorized officers as of the date below written.

**LAKE FOREST MASTER COMMUNITY ASSOCIATION, INC.**

By: ______________________

Printed Name: Harry Ellis III

By: N. Maas

Printed Name: Nick Maas

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 10 day of March 2011, by Harry Ellis, III, Board Member of the Lake Forest Master Community Association, Inc., who ☑ is personally known to me or ☐ has produced ______________________ as identification.



Cheryl A. Simmons

Print Name: Cheryl A. Simmons

My Commission Expires: 8/18/13

(Affix Seal) CHERYL A. SIMMONS Notary Public - State of Florida My Comm. Expires Aug 18, 2013 Commission # DD 917948

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 10 day of March 2011, by Nick Maas, Board Member of the Lake Forest Master Community Association, Inc. who ☑ is personally known to me or ☐ has produced ______________________ as identification.



Cheryl A. Simmons

Print Name: Cheryl A. Simmons

My Commission Expires: 8/18/13

(Affix Seal) CHERYL A. SIMMONS Notary Public - State of Florida My Comm. Expires Aug 18, 2013 Commission # DD 917948

**LAKE FOREST MASTER COMMUNITY ASSOCIATION, INC. (Additional Signatures)**

By: Tracey Kleversahl

Printed Name: TRACY KLEVESAHL

By: John Witzig

Printed Name: John Witzig

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 10 day of March 2011, by Tracy Klevesahl Board Member of the Lake Forest Master Community Association, Inc. who ☑ is personally known to me or ☐ has produced ______________________ as identification.



Cheryl A. Simmons

(Affix Seal) CHERYL A. SIMMONS Notary Public - State of Florida My Comm. Expires Aug 18, 2013 Commission # DD 917948

Print Name: Cheryl A. Simmons

My Commission Expires: 8/18/13

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 10 day of March 2011, by John Witzig, Board Member of the Lake Forest Master Community Association, Inc., who ☑ is personally known to me or ☐ has produced ______________________ as identification.



Cheryl A. Simmons

Print Name: Cheryl A. Simmons

(Affix Seal) CHERYL A. SIMMONS Notary Public - State of Florida My Comm. Expires Aug 18, 2013 Commission # DD 917948

My Commission Expires: 8/18/13

13

**LAKE FOREST MASTER COMMUNITY ASSOCIATION, INC. (Additional Signatures)**

By: _Ira Schwartzberg_

Printed Name: _Ira Schwartzberg_

By: _Keith Boyd_

Printed Name: _Keith A. Boyd_

STATE OF FLORIDA
COUNTY OF _Seminole_

The foregoing instrument was acknowledged before me this _10_ day of _March_ 2011, by _Ira Schwartzberg_, Board Member of the Lake Forest Master Community Association, Inc., who ☑ is personally known to me or ☐ has produced _____ as identification.

_Cheryl A. Simmons_

Print Name: _Cheryl A. Simmons_

My Commission Expires: _8/18/13_



(Affix Seal)
CHERYL A. SIMMONS
Notary Public - State of Florida
My Comm. Expires Aug 18, 2013
Commission # DD 917948

STATE OF FLORIDA
COUNTY OF _Seminole_

The foregoing instrument was acknowledged before me this _10_ day of _March_ 2011, by _Keith A. Boyd_, Board Member of the Lake Forest Master Community Association, Inc., who ☑ is personally known to me or ☐ has produced _____ as identification.

_Cheryl A. Simmons_

Print Name: _Cheryl A. Simmons_

My Commission Expires: _8/18/13_



(Affix Seal)
CHERYL A. SIMMONS
Notary Public - State of Florida
My Comm. Expires Aug 18, 2013
Commission # DD 917948

14

**ORLANDO LAKE FOREST JOINT VENTURE, a Florida Joint Venture**
**By: Orlando Lake Forest, Inc., its Managing General Partner**

By:

Name: Gregory A. Wells
Title: Executive Vice President


STATE OF KENTUCKY
COUNTY OF Jefferson

    The foregoing instrument was acknowledged before me this 4th day of March 2011, by Gregory A. Wells, as Executive Vice President of Orlando Lake Forest, Inc., Managing General Partner of Orlando Lake Forest Joint Venture, who ☑ is personally known to me or ☐ has produced _____N/A_____ as identification.



(Affix Seal)



Print Name: Rosann D. Tafel

My Commission Expires: 11/25/2014

**NTS MORTGAGE INCOME FUND, a Delaware corporation**

By:

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer


STATE OF KENTUCKY
COUNTY OF Jefferson

    The foregoing instrument was acknowledged before me this 4th day of March 2011, by Gregory A. Wells, as Secretary/Treasurer/Chief Financial Officer of NTS Mortgage Income Fund, a Delaware corporation, who ☑ is personally known to me or ☐ has produced _____N/A_____ as identification.



(Affix Seal)

Print Name: Rosann D. Tafel

My Commission Expires: 11/25/2014

**ORLANDO LAKE FOREST, INC., a Florida corporation**

**By:**________________________
**Name: Gregory A. Wells**
**Title: Executive Vice President**

STATE OF KENTUCKY
COUNTY OF Jefferson

The foregoing instrument was acknowledged before me this 4th day of March 2011, by Gregory A. Wells, as Executive Vice President of Orlando Lake Forest, Inc., a Florida corporation, who ☑ is personally known to me or ☐ has produced N/A as identification.



(Affix Seal)

________________________

Print Name: Rosann D. Tafel

My Commission Expires: 11/25/2014

**ORLANDO CAPITAL CORPORATION, a Kentucky corporation**

**By:**________________________
**Name: Gregory A. Wells**
**Title: Executive Vice President**

STATE OF KENTUCKY
COUNTY OF Jefferson

The foregoing instrument was acknowledged before me this 4th day of March 2011, by Gregory A. Wells, as Executive Vice President of Orlando Capital Corporation, a Kentucky corporation, who ☑ is personally known to me or ☐ has produced N/A as identification.



(Affix Seal)

________________________

Print Name: Rosann D. Tafel

My Commission Expires: 11/25/2014

**OLF II CORPORATION, a Florida corporation**

By:
Name: Gregory A. Wells
Title: Executive Vice President


STATE OF KENTUCKY
COUNTY OF ___Jefferson___

     The foregoing instrument was acknowledged before me this _4th_ day of
___March___ 2011, by Gregory A. Wells, as Executive Vice President of OLF II
Corporation, a Florida corporation, who ☒ is personally known to me or ☐ has produced
___N/A_____ as identification.



(Affix Seal)



Print Name: _Rosann D. Tafel_

My Commission Expires: _11/25/2014_


**THIS SPACE INTENTIONALLY LEFT BLANK**

**AMICK CONSTRUCTION, INC.,**
a Florida corporation

By: _Juultz n_

Printed Name: _JEFFRY B. FUQUA_
Title: _PRESIDENT_


STATE OF FLORIDA
COUNTY OF _Orange_

    The foregoing instrument was acknowledged before me this 28th day of _February_ 2011, by _Jeffry B. Fuqua_, of Amick Construction, Inc., its _____, who ☑ is personally known to me or ☐ has produced _____ as identification.



(Affix Seal)

CHERYL L. GOTSIS
MY COMMISSION # DD991670
EXPIRES: August 28, 2014
1-800-3-NOTARY   Fl. Notary Discount Assoc. Co.

Print Name: _Cheryl L. Gotsis_

My Commission Expires: _____

---

**ANDREYEV ENGINEERING, INC.,**

By: _____

Printed Name: _____
Title: _____


STATE OF FLORIDA
COUNTY OF _____

    The foregoing instrument was acknowledged before me this ____ day of _____ 2011, by _____, of Andreyev Engineering, Inc., its _____, who ☐ is personally known to me or ☐ has produced _____ as identification.


(Affix Seal)

Print Name: _____

My Commission Expires: _____

**AMICK CONSTRUCTION, INC.**,
a Florida corporation

**By:**____________________________

**Printed Name:**__________________
**Title:**___________________________

STATE OF FLORIDA
COUNTY OF __________________

The foregoing instrument was acknowledged before me this ____ day of ________________ 2011, by _______________________, of Amick Construction, Inc., its _________________________, who ☐ is personally known to me or ☐ has produced _________________________ as identification.

___________________________________

(Affix Seal)

Print Name:________________________

My Commission Expires:____________

---

**ANDREYEV ENGINEERING, INC.**,

**By:** Sean Barth

**Printed Name:** Sean Barth
**Title:** Treasurer

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 14th day of March 2011, by Sean Barth, of Andreyev Engineering, Inc., its _________________________, who ☒ is personally known to me or ☐ has produced _________________________ as identification.

Diana Moreno-Cole

(Affix Seal)

Print Name: Diana Moreno-Cole

My Commission Expires: 5/28/2013



NOTARY PUBLIC STATE OF FLORIDA
Notary Public State of Florida
Diana Moreno-Cole
My Commission DD893910
Expires 05/28/2013

18

**BBM CLEARING & GRADING CONTRACTORS, LLC,**

**By:**______________________

**Printed Name:** Michael J. Good
**Title:** Manager

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 4th day of April 2011, by Michael J. Good, of BBM Clearing & Grading Contractors, LLC its Manager, who ☒ is personally known to me or ☐ has produced ______________________ as identification.

Patti Sholar

(Affix Seal) NOTARY PUBLIC-STATE OF FLORIDA Patti Sholar Commission # DD662985 Expires: MAY 29, 2011 BONDED THRU ATLANTIC BONDING CO., INC.



Print Name: Patti Sholar

My Commission Expires: 5/29/11

---

**DE WITT EXCAVATING, INC.**

**By:**______________________

**Printed Name:**__________________
**Title:**______________________

STATE OF FLORIDA
COUNTY OF ________________

The foregoing instrument was acknowledged before me this ____ day of ________________ 2011, by ______________________, of DeWitt Excavating, Inc., its ______________________, who ☐ is personally known to me or ☐ has produced ______________________ as identification.

______________________________

(Affix Seal)

Print Name:______________________

My Commission Expires:____________

19

**BBM CLEARING & GRADING CONTRACTORS, LLC,**

By:_____

Printed Name:_____
Title:_____


STATE OF FLORIDA
COUNTY OF _____

      The foregoing instrument was acknowledged before me this ____ day of _____ 2011, by _____, of BBM Clearing & Grading Contractors, LLC its _____, who ☐ is personally known to me or ☐ has produced _____ as identification.


_____

(Affix Seal)                      Print Name:_____

                               My Commission Expires:_____

---

**DE WITT EXCAVATING, INC.**

By: *(signature)*

Printed Name: *Secretary*
Title: *Ann L Severns*


STATE OF FLORIDA
COUNTY OF *Orange*

      The foregoing instrument was acknowledged before me this 17th day of *March* 2011, by *Ann Severns*, of DeWitt Excavating, Inc., its _____, who ☒ is personally known to me or ☐ has produced _____ as identification.

_____

(Affix Seal)                      Print Name: *Lisa Jones*

                               My Commission Expires: *04-22-11*



LISA JONES
MY COMMISSION # DD652102
EXPIRES April 22, 2011
(407) 398-0153    FloridaNotaryService.com

**DURA-STRESS, INC.,**

**By:** Timothy J. Morley

**Printed Name:** Timothy J. Morley
**Title:** GENERAL MANAGER

STATE OF FLORIDA
COUNTY OF Lake

The foregoing instrument was acknowledged before me this 3 day of March 2011, by Timothy J. Morley, of Dura-Stress, Inc. its General Manager, who ☑ is personally known to me or ☐ has produced ____________ as identification.



LISA MARIE NEUMAN
COMMISSION # DD884218
EXPIRES APR 27 2013
BONDED THROUGH
RLI INSURANCE COMPANY
NOTARY PUBLIC STATE OF FLORIDA
(Affix Seal)

Lisa M. Neuman

Print Name: Lisa M. Neuman

My Commission Expires: 4-27-13

---

**DYER, RIDDLE, MILLS AND PRECOURT, INC.**

**By:**____________________

**Printed Name:**____________
**Title:**____________________

STATE OF FLORIDA
COUNTY OF ____________

The foregoing instrument was acknowledged before me this ____ day of ____________ 2011, by ____________________, of Dyer, Riddle, Mills & Precourt, Inc. its ____________________, who ☐ is personally known to me or ☐ has produced ____________________ as identification.

____________________

(Affix Seal)

Print Name:____________________

My Commission Expires:__________

20

**DURA-STRESS, INC.,**

By:_____

**Printed Name:**_____
**Title:**_____

STATE OF FLORIDA
COUNTY OF _____

      The foregoing instrument was acknowledged before me this _____ day of _____ 2011, by _____, of Dura-Stress, Inc. its _____, who ☐ is personally known to me or ☐ has produced _____ as identification.

(Affix Seal)

                   _____

                   Print Name:_____

                   My Commission Expires:_____

---

**DYER, RIDDLE, MILLS AND PRECOURT, INC.**

By: *Lawrence L Smith* (signature)

**Printed Name:** *Lawrence L. Smith, Jr*
**Title:** *Vice President/Principal*

STATE OF FLORIDA
COUNTY OF *Orange*

      The foregoing instrument was acknowledged before me this *14* day of *March* 2011, by *Lawrence L. Smith, Jr.*, of Dyer, Riddle, Mills & Precourt, Inc. its *Vice President*, who ☒ is personally known to me or ☐ has produced _____ as identification.

                   *Mary E. Dent* (signature)

(Affix Seal)

Notary Public State of Florida
Mary E Dent
My Commission DD944460
Expires 02/28/2014

                   Print Name: *Mary E. Dent*

                   My Commission Expires: *2/28/2014*

**HEWITT CONTRACTING COMPANY, INC.**

**By:** Howard H. Hewitt

**Printed Name:** Howard H. Hewitt
**Title:** Pres

STATE OF FLORIDA
COUNTY OF Lake

The foregoing instrument was acknowledged before me this 1 day of March 2011, by Howard H. Hewitt of Hewitt Contracting Company, Inc. its President, who ☒ is personally known to me or ☐ has produced n/a as identification.



VIRGINIA L. CARRICAN
Commission DD 752625
Expires April 27, 2012
Bonded Thru Troy Fain Insurance 800-385-7019

(Affix Seal)

Virginia L. Carrican

Print Name: Virginia Carrican

My Commission Expires: 4/27/12

---

**JMHC, INC.**

**By:**_________________________

**Printed Name:**_________________
**Title:**________________________

STATE OF FLORIDA
COUNTY OF _________________

The foregoing instrument was acknowledged before me this ____ day of _______________ 2011, by _______________________, of JMHC, INC. its _______________________, who ☐ is personally known to me or ☐ has produced _______________________ as identification.

______________________________

(Affix Seal)

Print Name:______________________

My Commission Expires:____________

**HEWITT CONTRACTING COMPANY, INC.**

**By:**__________________________

**Printed Name:**__________________
**Title:**__________________________

STATE OF FLORIDA
COUNTY OF __________________

The foregoing instrument was acknowledged before me this ____ day of ________________ 2011, by ________________________, of Hewitt Contracting Company, Inc. its _________________________, who ☐ is personally known to me or ☐ has produced _________________________ as identification.

_________________________________

(Affix Seal)

Print Name:________________________

My Commission Expires:_____________

---

**JMHC, INC.**

**By:** [signature]

**Printed Name:** L. Steven Blomeley
**Title:** CEO

STATE OF FLORIDA
COUNTY OF Seminole

The foregoing instrument was acknowledged before me this 7th day of March 2011, by L. Steven Blomeley, of JMHC, INC. its CEO, who ☑ is personally known to me or ☐ has produced N/A as identification.

[signature]

(Affix Seal)

Print Name: Lindsay Fasnacht

My Commission Expires: 10/15/14



Notary Public State of Florida
Lindsay Fasnacht
My Commission EE017293
Expires 10/15/2014

**MARTIN PAVING COMPANY n/k/a MARTIN DAYTONA CORPORATION**

**By:** [signature]

**Printed Name:** Robert Martin
**Title:** President

STATE OF FLORIDA
COUNTY OF Volusia

The foregoing instrument was acknowledged before me this 29th day of March 2011, by Robert Martin, of MARTIN PAVING COMPANY n/k/a MARTIN DAYTONA CORPORATION its CEO / CHAIRMAN, who ☒ is personally known to me or ☐ has produced __________ as identification.



PHYLLIS R CLARK
MY COMMISSION # DD744984
EXPIRES December 27, 2011
(Seal)
(407) 398-0153 FloridaNotaryService.com

____________________

Print Name: Phyllis Clark

My Commission Expires: 12-27-11

**PROFESSIONAL SERVICE INDUSTRIES, INC.**

**By:** ____________________

**Printed Name:** ________________
**Title:** ____________________

STATE OF FLORIDA
COUNTY OF ______________

The foregoing instrument was acknowledged before me this ____ day of __________ 2011, by ________________, of PROFESSIONAL SERVICE INDUSTRIES, INC. its ________________, who ☐ is personally known to me or ☐ has produced ________________ as identification.

____________________

(Affix Seal)

Print Name: ________________

My Commission Expires: __________

22

**MARTIN PAVING COMPANY n/k/a MARTIN DAYTONA CORPORATION**

**By:**______________________________

**Printed Name:**____________________
**Title:**___________________________

STATE OF FLORIDA
COUNTY OF ___________________

The foregoing instrument was acknowledged before me this _____ day of _______________ 2011, by ________________________, of MARTIN PAVING COMPANY n/k/a MARTIN DAYTONA CORPORATION its ________________________, who ☐ is personally known to me or ☐ has produced ________________________ as identification.

________________________________

(Affix Seal) Print Name:________________________

My Commission Expires:____________

---

**PROFESSIONAL SERVICE INDUSTRIES, INC.**

**By:** Garrett Smith

**Printed Name:** Garrett Smith
**Title:** Corporate Counsel

STATE OF ~~FLORIDA~~ Illinois
COUNTY OF DuPage

The foregoing instrument was acknowledged before me this 4th day of March 2011, by Garrett Smith, of PROFESSIONAL SERVICE INDUSTRIES, INC. its Corporate Counsel, who ☒ is personally known to me or ☐ has produced ________________________ as identification.

Carol J. Hirman

(Affix Seal) Print Name: Carol J. Hirman



"OFFICIAL SEAL"
Carol J Hirman
Notary Public, State of Illinois
Commission Expires 10/5/2011

My Commission Expires: 10/05/2011

**UNIVERSAL ENGINEERING SCIENCES, INC.,**

**By:** ____________________

**Printed Name:** Mark Israel
**Title:** President

STATE OF FLORIDA
COUNTY OF Orange

The foregoing instrument was acknowledged before me this 10 day of February 2011, by Mark C. Israel, of UNIVERSAL ENGINEERING SCIENCES, INC., its President, who ☒ is personally known to me or ☐ has produced ____________________ as identification.



DEBORAH A. VAUGHN
Comm# DD0895850
Expires 7/10/2013
Florida Notary Assn., Inc

(Affix Seal)

____________________

Print Name: Deborah A. Vaughn

My Commission Expires: 7/10/13

**YOVAISH ENGINEERING SCIENCES, INC.**

**By:** ____________________

**Printed Name:** ____________________
**Title:** ____________________

STATE OF FLORIDA
COUNTY OF ____________________

The foregoing instrument was acknowledged before me this ____ day of ____________________ 2011, by ____________________, of YOVAISH ENGINEERING SCIENCES, INC. its ____________________, who ☐ is personally known to me or ☐ has produced ____________________ as identification.

____________________

(Affix Seal)

Print Name: ____________________

My Commission Expires: ____________

0016030\131757\1356837\2

22

**UNIVERSAL ENGINEERING SCIENCES, INC.,**

By:_____

Printed Name:_____
Title:_____


STATE OF FLORIDA
COUNTY OF _____

The foregoing instrument was acknowledged before me this ____ day of _____ 2011, by _____, of UNIVERSAL ENGINEERING SCIENCES, INC., its _____, who ☐ is personally known to me or ☐ has produced _____ as identification.


(Affix Seal)                          Print Name:_____

My Commission Expires:_____


---

**YOVAISH ENGINEERING SCIENCES, INC.**

By: _O₃C\ʃờ̃_____

Printed Name: _Douglas J. Yovaish_
Title: _President_


STATE OF FLORIDA
COUNTY OF _____

The foregoing instrument was acknowledged before me this _2ⁿᵈ_ day of ___March___ 2011, by_Douglas Yovaish_, of YOVAISH ENGINEERING SCIENCES, INC. its _President_, who ☑ is personally known to me or ☑ has produced _FL Drivers License_ as identification.

_Wendy Faber_

(Affix Seal)                          Print Name: _Wendy Faber_

My Commission Expires: _1/22/12_



WENDY FABER
MY COMMISSION # DD 750525
EXPIRES: January 22, 2012
Bonded Thru Notary Public Underwriters

**HUBBARD CONSTRUCTION COMPANY**

By: _P. Frederick O'Dea Jr._

Printed Name: _p. Frederick O'Dea Jr._
Title: _Vice President / Secretary_


STATE OF FLORIDA
COUNTY OF _Orange_

    The foregoing instrument was acknowledged before me this _22nd_ day of
_March_ 2011, by _P. Frederick O'Dea Jr._ of HUBBARD CONSTRUCTION
COMPANY. its _Vice President / Secretary_ who ☒ is personally known to me or ☐ has
produced _____ as identification.

                                     _Diane A. Pecora_

(Affix Seal)                    Print Name: _DIANE A. PECORA_

                             My Commission Expires:_____



DIANE A. PECORA
Notary Public - State of Florida
My Comm. Expires Jan 15, 2013
Commission # DD 836822
Bonded Through National Notary Assn.

24